                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                               UTILX Corporation
                         ----------------------------
                               (Name of Issuer)

                                 Common Stock
                                 -------------
                        (Title of Class of Securities)

                                   918031105
                                   ---------
                     (CUSIP Number of Class of Securities)

John Durbin                       with a copy to:  Andrew Bor
InfrastruX Group, Inc.                             Perkins Coie LLP
411 - 108th Ave. N.E.                              1201 Third Avenue, Suite 4800
Bellevue, WA  98004                                Seattle, WA  98101
(425) 454-6363                                     (206) 583-8888


--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 1, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

                                 SCHEDULE 13D

CUSIP NO.    918031105                                         Page 2 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      InfrastruX Group, Inc. [91-2063014]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,584,685*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,584,685*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,584,685*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      approximately 88%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.    918031105                                         Page 3 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      InfrastruX Acquisition, Inc. [91-2063015]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,584,685*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,584,685*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,584,685*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      approximately 88%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.    918031105                                         Page 4 of 9 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Puget Sound Energy, Inc. [91-0374630]
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,584,685*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,584,685*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,584,685*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      approximately 88%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

* On June 28, 2000, InfrastruX Group, Inc., a Washington corporation ("InfrastruX Group"), InfrastruX Acquisition, Inc., a Delaware corporation

("Purchaser") and a wholly owned subsidiary of InfrastruX Group, and UTILX Corporation, a Delaware corporation ("UTILX" or the "Company"), entered into an Agreement and Plan of Merger, dated June 28, 2000 (the "Merger Agreement"), which contemplates a business combination of InfrastruX Group, Purchaser and UTILX after which UTILX will become a wholly owned subsidiary of InfrastruX Group (the "Merger"). Puget Sound Energy, Inc., a Washington corporation ("Puget"), of which InfrastruX Group is a wholly owned subsidiary, InfrastruX Group and Purchaser filed a Tender Offer Statement on Schedule TO on June 30, 2000 (as amended, the "Schedule TO"), and commenced an offer (the "Offer") by InfrastruX Group through Purchaser to purchase all outstanding shares of UTILX common stock for $6.125 per share. The terms and conditions of the Offer and the Merger are set forth in the Offer to Purchase that is filed as Exhibit
(a)(1) to the Schedule TO (the "Offer to Purchase"). On July 28, 2000 at midnight, New York City time, the Offer expired. All shares of the Company validly tendered (and not properly withdrawn) prior to the expiration of the Offer have been accepted and will be purchased for $6.125 per share. Approximately 6,584,685 shares of the Company were tendered (including through notices of guaranteed delivery) in the Offer prior to the expiration. Such tendered shares are reflected in Rows 7, 9 and 11 of each of the tables above.

                                                                          5 of 9

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock of UTILX. The principal executive and business office of the Company is located at 22820 Russell Road, Kent, Washington 98064-9709.

Item 2.  Identity and Background

     (a)-(c) and (f) This Schedule 13D is being filed by Purchaser, InfrastruX Group and Puget. Purchaser is a wholly owned subsidiary of InfrastruX Group, which is a wholly owned subsidiary of Puget. The principal offices of Purchaser, InfrastruX Group and Puget are located at One Bellevue Center - 15th Floor, 411 108th Avenue N.E., Bellevue, Washington 98004-5515. Information concerning the principal business of the Purchaser, InfrastruX Group and Puget is set forth in Section 9 ("Certain Information Concerning the Purchaser, InfrastruX Group, Inc. and Puget Sound Energy, Inc.; Transactions with the Company") of the Offer to Purchase dated June 30, 2000, and is incorporated herein by reference to the Offer to Purchase, a copy of which is attached hereto as Exhibit (2)(a).

     Information regarding the names, business addresses, present principal occupation or employment, and material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser, InfrastruX Group and Puget is set forth in
Schedule I to the Offer to Purchase and is incorporated herein by reference.

     (d) and (e) During the last five years, none of the Purchaser, InfrastruX Group or Puget, or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws. The information set forth in Section 9 ("Certain Information Concerning the Purchaser, InfrastruX Group, Inc. and Puget Sound Energy, Inc.; Transactions with the Company") and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     The information set forth in Section 10 ("Financing of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Purpose of Transaction

     (a)-(g) and (j) The information set forth in Section 11 ("Material Changes and Other Information") and Section 12 ("Background of the Offer; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

                                                                          6 of 9

Item 5.  Interest in Securities of UTILX

     (a)-(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning Purchaser, InfrastruX Group, Inc. and Puget Sound Energy, Inc.; Transactions with the Company") and Section 12 ("Background of the Offer; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning Purchaser, InfrastruX Group, Inc. and Puget Sound Energy, Inc.; Transactions with the Company") and Section 12 ("Background of the Offer; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit Number
(2)(a)            Offer to Purchase.*

(2)(b)            Agreement and Plan of Merger dated as of June 28, 2000, among
                  InfrastruX Group, Inc., InfrastruX Acquisition, Inc. and UTILX
                  Corporation.*


------------
* Previously filed as an amendment to Schedule TO on June 30, 2000.

                                                                          7 of 9

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 4, 2000

                                   INFRASTRUX ACQUISITION, INC.,




                                   by    /s/ Richard A. Hawley
                                         ---------------------------------------
                                   Name:   Richard A. Hawley
                                   Title:  Vice President, Secretary and
                                           Treasurer


                                   INFRASTRUX GROUP, INC.,




                                   by    /s/ Stephen A. McKeon
                                         ---------------------------------------
                                   Name:   Stephen A. McKeon
                                   Title:  Secretary and Treasurer


                                   PUGET SOUND ENERGY, INC.,



                                   by    /s/ Stephen A. McKeon
                                         ---------------------------------------
                                   Name:   Stephen A. McKeon
                                   Title:  Vice President and General Counsel

                                                                          8 of 9

                                 EXHIBIT INDEX

Exhibit Number
(2)(a)            Offer to Purchase.*

(2)(b)            Agreement and Plan of Merger dated as of June 28, 2000, among
                  InfrastruX Group, Inc., InfrastruX Acquisition, Inc. and UTILX
                  Corporation.*



------------
* Previously filed as an amendment to Schedule TO on June 30, 2000.

                                                                          9 of 9